FORM 6 K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August [•], 2006

EDAP TMS S.A.

Parc Activite La Poudrette Lamartine

4/6 Rue du Dauphine

69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On August 3, 2006, the registrant closed a private placement of 961,676 of its ordinary shares, nominal value €0.13 each, in the form of restricted American Depositary Shares (“ADSs”), resulting in net proceeds to the registrant of approximately $6.5 million. In connection with the private placement, the registrant entered into securities purchase and registration rights agreements with the purchasers of the ADSs, forms of which are attached hereto:

Exhibit No.	Description
1.	Form of securities purchase agreement dated as of July 27, 2006 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto.
2.	Form of registration rights agreement dated as of July 27, 2006, among EDAP TMS S.A. and the investors signatory thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August , 2006	EDAP TMS S.A.
Hugues de Bantel Chief Executive Officer